Exhibit 99.3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Endeavour International Holdings B.V.

We have audited the accompanying consolidated balance sheets of Endeavour International Holdings B.V. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endeavour International Holdings B.V. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Houston, Texas

March 17, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Endeavour International Holdings B.V.:

We have audited the accompanying consolidated statements of income, stockholders’ equity, and cash flows of Endeavour International Holdings B.V. and subsidiaries (the Company) for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Endeavour International Holdings B.V. and subsidiaries for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Houston, Texas
January 24, 2013, except for Note 2 and 11, as to which date is March 18, 2013

Endeavour International Holding B.V.

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2013	2012
Assets
Current Assets:
Cash and cash equivalents	$32,325	$31,385
Restricted cash	128	128
Accounts receivable	63,211	43,358
Current receivables due from affiliates	45,990	71,964
Prepaid expenses and other current assets	59,724	38,559
Total Current Assets	201,378	185,394

Property and Equipment, Net ($295,083 and $273,298 not subject
to amortization at 2013 and 2012, respectively)	984,838	910,749
Goodwill	259,238	262,764
Other Assets	6,648	18,621
Total Assets	$1,452,102	$1,377,528

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2013	2012
Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$36,819	$57,531
Current payables due to affiliates	20,171	36,726
Current maturities of debt	-	15,713
Deferred revenue	20,965	-
Monetary production payment, current portion	74,167	-
Accrued expenses and other	57,800	61,035
Total Current Liabilities	209,922	171,005
Long-Term Debt	192,028	167,380
Long-Term Liabilities due to Affiliates	500,000	599,000
Deferred Taxes	146,214	159,959
Monetary production payment, long-term portion	92,500	-
Other Liabilities	127,232	144,098
Total Liabilities	1,267,896	1,241,442
Commitments and Contingencies

Stockholders’ Equity:
Common stock; shares issued and outstanding – 180 and 180
at December 31, 2013 and 2012, respectively	25	25
Additional paid-in capital	219,041	120,033
Accumulated deficit	(34,860)	16,028
Total Stockholders’ Equity	184,206	136,086
Total Liabilities and Stockholders’ Equity	1,452,102	1,377,528

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

Consolidated Statement of Operations

(Amounts in thousands)

	Year Ended December 31,
	2013	2012	2011
Revenues	$329,296	$207,181	$41,754

Cost of Operations:
Operating expenses	98,045	51,568	8,622
Depreciation, depletion and amortization	138,799	57,961	14,988
General and administrative	8,858	8,569	4,866
Total Expenses	245,702	118,098	28,476
Income From Operations	83,594	89,083	13,278

Other Income (Expense):
Derivatives:
Unrealized gains (losses)	(1,340)	5,846	11,020
Interest expense	(86,105)	(67,672)	(38,894)
Loss on early extinguishment of debt	-	(21,661)	-
Letter of credit fees	(33,425)	(21,903)	-
Other income (expense)	(7,170)	(4,308)	10,074
Total Other Expense	(128,040)	(109,698)	(17,800)

Loss Before Income Taxes	(44,446)	(20,615)	(4,522)

Petroleum Revenue Tax ("PRT") Expense (Benefit)	6,689	16,973	5,553
Corporate Tax Expense	(247)	4,252	21,505
Income Tax Expense	6,442	21,225	27,058

Net Loss	(50,888)	(41,840)	(31,580)

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

Consolidated Statement of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2013	2012	2011
Cash Flows from Operating Activities:
Net loss	$(50,888)	$(41,840)	$(31,580)
Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation, depletion and amortization	138,799	57,961	14,988
Deferred tax expense (benefit)	(14,255)	(10,597)	21,116
Unrealized (gains) losses on derivatives	1,340	(5,846)	(11,020)
Amortization of loan costs and discount	14,533	7,266	11,588
Non-cash interest expense	20,040	8,239	11,931
Loss on early extinguishment of debt	-	21,661	-
Other	3,344	14,909	1,495
Changes in operating assets and liabilities:
(Increase) decrease in receivables	(19,854)	(25,814)	1,066
(Increase) decrease in other current assets	15,576	8,631	(16,234)
Increase (decrease) in liabilities	(24,395)	(21,617)	11,732
Net Cash Provided by Operating Activities	84,240	12,953	15,082

Cash Flows From Investing Activities:
Capital expenditures	(211,881)	(207,131)	(84,783)
Acquisitions, net of cash acquired	(2,852)	(236,482)	(25,048)
Proceeds from sales, net of cash	62	1,407	-
(Increase) decrease in restricted cash	-	(128)	31,726
Net Cash Used in Investing Activities	(214,671)	(442,334)	(78,105)

Cash Flows From Financing Activities:
Repayments of borrowings	-	(124,658)	(1,975)
Borrowings under debt agreements, net of debt discount	-	-	75,000
Borrowings from affiliates	-	500,000	-
Proceeds from issuance of monetary production payments	175,000	-	-
Repayments of monetary production payments	(8,333)	-	-
Financing costs paid	(35,296)	(10,413)	(5,475)
Other financing	-	(7,247)	-
Net Cash Provided by Financing Activities	131,371	357,681	67,550

Net Increase (Decrease) in Cash and Cash Equivalents	940	(71,700)	4,527
Cash and Cash Equivalents, Beginning of Period	31,385	103,085	98,558

Cash and Cash Equivalents, End of Period	$32,325	$31,385	$103,085

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

Consolidated Statement of Stockholder’s Equity

(Amounts in thousands)

		Additional	Retained	Total
	Common	Paid-In	Earnings	Stockholders'
	Stock	Capital	(Deficit)	Equity
Balance January 1, 2011	$25	$120,033	$89,448	$209,506
Net Loss	-	-	(31,580)	(31,580)
Balance December 31, 2011	$25	$120,033	$57,868	$177,926

Net Loss	-	-	(41,840)	(41,840)
Balance December 31, 2012	$25	$120,033	$16,028	$136,086

Net Loss	-	-	(50,888)	(50,888)
Capital contribution from parent	-	99,008	-	99,008
Balance December 31, 2013	$25	$219,041	$(34,860)	$184,206

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Note 1 – General

Description of Business

Endeavour International Holding B.V. is an independent oil and gas company engaged in the exploration, development, production and acquisition of energy reserves in the U.K.  As used in these Notes to Consolidated Financial Statements, the terms “EIHBV”, “we”, “us”, “our” and similar terms refer to Endeavour International Holding B.V. and, unless the context indicates otherwise, its consolidated subsidiaries.  EIHBV was incorporated in The Netherlands in 2005 and is a wholly-owned subsidiary of Endeavour International Corporation (“EIC”).

2014 Liquidity and Capital Resources

As of December 31, 2013, we had $192.0 million in outstanding indebtedness.  Being highly leveraged, servicing our debt and other long-term obligations will continue to require a significant portion of our cash flow from operations and available cash on hand.  The combination of these debt servicing requirements, capital expenditures and the delay in cash flow resulting from the Rochelle mechanical issues may exceed the cash flow from our current operations.

During 2014, our primary uses of financial resources are expected to be:

•	our capital expenditures, primarily related to our drilling activities in the U.K.;
•	payments for abandonment obligations,
•	payments due under our production payments;
•	interest payments on existing credit facilities and payments in support of our reimbursement agreement covering our abandonment obligations.

We believe we will be able to fund operations for the foreseeable future including our capital expenditures and other expenditure requirements based on our projections of funds generated from operations, cash available and existing sources of financing.  Since year-end 2013, we have also completed several transactions to improve our liquidity position and extended the maturities of some of our debt and other obligations.  The completion of these recent financing activities is designed to provide sufficient liquidity to replace the interruption in production at Rochelle.  These transactions include:

•	replacing certain credit facilities which would have expired in 2014
•	replacing reimbursement agreements covering certain of our abandonment liabilities in the U.K. which would have expired in 2014.

If we are unable to meet any short-term liquidity needs out of cash on hand, we would attempt to refinance debt, sell forward our production, sell assets, issue debt or equity or perform any other alternatives.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

See Note 23 “Subsequent Events” for additional discussion of each of these transactions.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included in these financial statements.  Certain amounts for prior periods have been reclassified to conform to the current presentation.

These accounting principles require management to use estimates, judgments and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported herein.  While management regularly reviews its estimates, actual results could differ from those estimates.

Management believes it is reasonably possible that the following material estimates affecting the financial statements could change in the coming year:

•	estimates of proved oil and gas reserves,
•	estimates as to the expected future cash flow from proved oil and gas properties,
•	estimates of future dismantlement and restoration costs,
•	estimates of fair values used in purchase accounting and
•	estimates of the fair value of derivative instruments.

Our financial statements include allocations of general, administrative costs of EIC that are attributable to our operations and use of centralized general and administrative services.  Management believes the assumptions and allocations underlying the combined financial statements are reasonable.  However, these combined financial statements do not include all of the actual expenses that would have been incurred had we been a stand-alone entity during the periods presented and do not reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented.

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of EIHBV and our consolidated subsidiaries.  All significant intercompany accounts and transactions have been eliminated.  Investments in entities over which we have significant influence, but not control, are carried at cost adjusted for equity in earnings or (losses) and distributions received.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Cash and Cash Equivalents

We consider all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash has historically included amounts held in escrow for drilling rig commitments, as collateral for lines of credit, and for acquisitions.

Inventories

Materials and supplies and oil inventories are valued at the lower of cost or market value (net realizable value).  Our inventories are stated on an average cost basis.

Full Cost Accounting for Oil and Gas Operations

Under the full cost method of accounting for oil and gas activities, all acquisition, exploration and development costs incurred for the purpose of finding oil and gas, are capitalized and accumulated in pools on a country-by-country basis.  Capitalized costs include the cost of drilling and equipping productive wells; such as the estimated costs of dismantling and abandoning these assets, dry hole costs, lease acquisition costs, seismic and other geological and geophysical costs, delay rentals, costs related to such activities, certain directly-related employee costs and a portion of interest expense.   Employee costs associated with production and other operating activities and general corporate activities are expensed in the period incurred.

Capitalized costs are limited on a country-by-country basis (the ceiling test).  Under the ceiling test, if the capitalized cost of the full cost pool, net of deferred taxes, exceeds the ceiling limitation, the excess is charged as an impairment expense.  The ceiling test limitation is calculated as the present value, discounted at 10%, of:

•	the future net cash flows related to estimated production of proved reserves, utilizing the average, first-day-of-the-month price for commodities;
•	the effect of derivative instruments that qualify as cash flow hedges;
•	the lower of cost or estimated fair value of unproved properties; and
•	the expected income tax effects of the above items.

We utilize a single cost center for each country where we have operations for amortization purposes.  Any sales or other conveyances of properties are treated as adjustments to the cost of oil and gas properties with no gain or loss recognized unless the operations are suspended in the entire cost center or the conveyance is significant in nature.  Proved properties are amortized on a country-by-country basis using the units of production method (“UOP”).  The amortization base in the UOP calculation includes the sum of proved property, net of accumulated DD&A,

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

estimated future development costs (future costs to access and develop proved reserves), and asset retirement costs, less related salvage value.

Unproved property costs include the costs associated with unevaluated properties and properties under development and are not initially included in the full cost amortization base (where proved reserves exist) until the project is evaluated.  These costs include unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination, together with interest costs capitalized for these projects. Seismic data costs are associated with specific unevaluated properties where the seismic data is acquired for the purpose of evaluating acreage or trends covered by a leasehold interest owned by us.

Significant unproved properties are assessed periodically for possible impairment or reduction in value.  If a reduction in value has occurred, these property costs are considered impaired and are transferred to the related full cost pool.  Geological and geophysical costs included in unproved properties are transferred to the full cost amortization base along with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property.  Costs of dry holes are transferred to the amortization base immediately upon determination that the well is unsuccessful.  Unproved properties whose acquisition costs are not individually significant are aggregated and the portion of such costs estimated to be ultimately nonproductive, based on experience, are amortized to the full cost pool over an average holding period.

In countries where the existence of proved reserves has not yet been determined, unevaluated property costs remain capitalized in unproved property cost centers until proved reserves have been established, exploration activities cease or impairment and reduction in value occurs.  If exploration activities result in the establishment of a proved reserve base, amounts in the unproved property cost center are reclassified as proved properties and become subject to amortization and the application of the ceiling test.  When it is determined that the value of unproved property costs have been permanently diminished (in part or in whole) based on the impairment evaluation and future exploration plans, the unproved property cost centers related to the area of interest are impaired, and accumulated costs charged against earnings.

Other Property and Equipment

Other oil and gas assets, computer equipment and furniture and fixtures are recorded at cost, less accumulated depreciation.  The assets are depreciated using the straight-line method over their estimated useful lives of two to five years.

Capitalized Interest

We capitalize interest on expenditures for significant exploration and development projects while activities are in progress to bring the assets to their intended use.  Capitalized interest is

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

calculated by multiplying our weighted-average interest rate on debt by the amount of qualifying costs and is limited to gross interest expense.

Business Combinations

Assets and liabilities acquired through a business combination are recorded at estimated fair value.  We use all available information to make these fair value determinations, including information commonly considered by our engineers in valuing individual oil and gas properties and sales prices for similar assets.  Estimated deferred taxes are based on available information concerning the tax basis of the acquired company’s assets and liabilities and carryforwards at the merger date.

Any excess of the acquisition cost of the acquired business over the fair value amounts assigned to assets and liabilities is recorded as goodwill.  The amount of goodwill recorded in any particular business combination can vary significantly depending upon the fair values attributed to assets acquired and liabilities assumed relative to the total acquisition cost.

Goodwill and Intangible Assets

We assess the carrying amount of goodwill and other indefinite-lived intangible assets by testing the asset for impairment annually at year-end, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test requires allocating goodwill and all other assets and liabilities to reporting units.  The fair value of each reporting unit is determined and compared to the book value of the reporting unit.  An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Dismantlement, Restoration and Environmental Costs

We recognize liabilities for asset retirement obligations associated with tangible long-lived assets, such as producing well sites, offshore production platforms, and natural gas processing plants, with a corresponding increase in the related long-lived asset.  The asset retirement cost is depreciated along with the property and equipment in the full cost pool.  The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.

We utilize EIC’s credit adjustment to the risk-free interest rate in determining the fair value of our estimated asset retirement obligation as EIC could also be held responsible for satisfying the obligation.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Revenue Recognition

We use the entitlements method to account for sales of gas production.  We may receive more or less than our entitled share of production.  Under the entitlements method, if we receive more than our entitled share of production, the imbalance is treated as a liability at the market price at the time the imbalance occurred.  If we receive less than our entitled share, the imbalance is recorded as an asset at the lower of the current market price or the market price at the time the imbalance occurred.  Oil revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred, title has transferred and collectability of the revenue is probable.

Significant Customers

Our sales in the U.K. are to a limited number of customers.  For the year ended December 31, 2013, our sales to Shell U.K. Limited accounted for more than 10% of revenue.

Derivative Instruments and Hedging Activities

From time to time, we may utilize derivative financial instruments to hedge cash flows from operations or to hedge the fair value of financial instruments.  We also have embedded derivatives related to our debt instruments.

We may use derivative financial instruments with respect to a portion of our oil and gas production or a portion of our variable rate debt to achieve a more predictable cash flow by reducing our exposure to price fluctuations.  These transactions are likely to be swaps, collars or options and to be entered into with major financial institutions or commodities trading institutions.  Derivative financial instruments are intended to:

•	reduce our exposure to declines in the market prices of crude oil and natural gas that we produce and sell,
•	reduce our exposure to increases in interest rates, and
•	manage cash flows in support of our annual capital expenditure budget.

We record all derivatives at fair market value in our Consolidated Balance Sheets at the end of each period.  The accounting for the fair market value, and the changes from period to period, depends on the intended use of the derivative and the resulting designation.  This evaluation is determined at each derivative’s inception and begins with the decision to account for the derivative as a hedge, if applicable.  The accounting for changes in the fair value of a derivative instrument that is not accounted for as a hedge is included in other (income) expense as an unrealized gain or loss.  At December 31, 2013 and 2012,  we have no outstanding derivatives that are accounted for as a hedge.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Concentrations of Credit and Market Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash deposits at financial institutions.  At various times during the year, we may exceed the federally insured limits.  To mitigate this risk, we place our cash deposits only with high credit quality institutions.  Management believes the risk of loss is minimal.

As an independent oil and gas producer, our revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas, which are dependent upon numerous factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy.  The energy markets have historically been very volatile, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future.  A substantial or extended decline in oil and gas prices could have a material adverse effect on our financial position, results of operations, cash flows and our access to capital and on the quantities of oil and gas reserves that may be economically produced.

Foreign Currency Translation

The U.S. dollar is the functional currency for all of our existing operations, as a majority of all revenue and financing transactions in these operations are denominated in U.S. dollars.  For operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured into U.S. dollars at the exchange rate on the balance sheet date.  Nonmonetary assets and liabilities are translated into U.S. dollars at historical exchange rates.  Income and expense items are translated at exchange rates prevailing during each period.  Adjustments are recognized currently as a component of foreign currency gain or loss and deferred income taxes.  To the extent that business transactions are not denominated in U.S. dollars, we are exposed to foreign currency exchange rate risk.

Income Taxes

We use the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Share-Based Payments

EIC grants restricted stock and stock options of its stock to our employees and directors as incentive compensation.  We recognize all share-based payments to employees, including grants of employee stock options, based on their fair values.  The share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as general and administrative expense over the employee’s requisite service period (generally the vesting period of the equity award).

Revision of prior period financial statements

During 2012, we identified an overstatement of our deferred tax liabilities of $7.0 million.  The overstatements resulted from differences between GAAP income and taxable income that had accumulated over several prior periods.  We corrected this overstatement, decreasing our deferred tax liability and accumulated deficit in our consolidated balance sheet by $7.0 million as of December 31, 2011.

In evaluating whether our previously issued consolidated financial statements were materially misstated, we considered the guidance in ASC 250, Accounting Changes and Error Corrections, SAB Topic 1.M, Assessing Materiality, and SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  We concluded these errors were not material individually or in the aggregate to any of the prior reporting periods, and therefore, amendments of previously filed reports were not required.  As such, the revisions for these corrections to the applicable prior periods are reflected in the financial information herein and will be reflected in future filings containing such financial information.  The consolidated statement of stockholder’s equity was revised to reflect the cumulative effect of these adjustments resulting in an increase to retained earnings and total stockholder’s equity of $7.0 million which is reflected in the beginning balance as of January 1, 2010.

The prior period financial statements included in this filing have been revised to reflect the corrections of these errors, the effects of which have been provided in summarized format below.

Revised consolidated balance sheet amounts:

	As of December 31, 2011
	As Previously Reported	Adjustment	As Revised
Deferred tax liability	$115,759	$(6,997)	$108,762
Total liabilities	674,997	(6,997)	668,000
Retained earnings	50,871	6,997	57,868
Total stockholder’s equity	170,929	6,997	177,926

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Note 3– Business Combinations

On December 23, 2011, we entered into a Sale and Purchase Agreement (the “Purchase Agreement”), through our wholly owned subsidiary Endeavour Energy UK Limited (“EEUK”), with ConocoPhillips (U.K.) Limited, ConocoPhillips Petroleum Limited and ConocoPhillips (U.K.) Lambda Limited, subsidiaries of ConocoPhillips (collectively, the “Sellers”), to acquire their interest in three producing U.K. oil fields in the Central North Sea.

On May 31, 2012, we closed the Alba field portion of the acquisition which consisted of an additional 23.43% interest in the Alba field.  This increased our total working interest in the Alba field to 25.68%. The Alba Acquisition was closed for aggregate cash consideration of approximately $229.6 million.

Upon the closing of the Alba Acquisition, the net proceeds from the offering of EIC’s 2018 Notes were released from escrow.  We used approximately $205 million of the net proceeds from the sale of the Senior Notes due 2018 together with approximately $24 million of borrowings under our Revolving Credit Facility with Cyan, as administrative agent and the other lenders party thereto, to fund the cash consideration for the acquisition of the Alba field portion of the COP Acquisition.  Additional information on these related financing transactions is discussed in Note 10.

The acquisition of the additional interest in the Alba field was accounted for using the business combination method.  The following summarizes the allocation of the purchase price for the Alba Acquisition:

Purchase price	$255,400
Purchase price adjustments for estimated after-tax cash flows from the acquired asset and
interest costs from economic date of January 1, 2011 to closing	(25,823)
Total purchase price	$229,577
Allocation of purchase price:
Property and equipment	$191,507
Goodwill	47,353
Current assets	24,632
Current liabilities	(12,815)
Deferred tax liability	(6,999)
Other long-term liabilities	(14,101)
Total purchase price	$229,577

Goodwill was the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from assets acquired that could not be individually identified and separately recognized.  The assessments of the fair values of oil and gas properties acquired were based on projections of expected future net cash flows, discounted to present value.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Revenues and income from operations associated with the acquired interest in the Alba field for the period from May 31, 2012 through December 31, 2012 were $119.7 million and $13.7 million, respectively.

After substantial effort and extensions, we and the Sellers were unable to reach the unanimous agreement and consent required to transfer the interests in the two remaining U.K. oil fields and the Purchase Agreement terminated in accordance with its terms on December 14, 2012.  As previously disclosed, we paid a $10 million deposit in connection with the acquisition of the interests in the two remaining fields, which the Sellers retained.

Note 4 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2013	2012
Prepaid well and drilling costs	$—	$2,798
Prepaid insurance	3,656	3,288
Inventory	5,117	5,127
Deferred tax asset	26,583	26,161
Deferred financing costs - current portion	23,642	226
Other	726	959
	$59,724	$38,559

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Note 5 – Property and Equipment

Property and equipment included the following:

	December 31,
	2013	2012
Oil and gas properties under the full cost method:
Subject to amortization	$1,043,927	$876,536
Not subject to amortization:
Acquired in 2013	45,461	-
Acquired in 2012	112,251	141,837
Acquired in 2011	87,918	107,510
Acquired prior to 2011	49,453	23,951
	1,339,010	1,149,834
Computers, furniture and fixtures	5,506	5,505
Total property and equipment	1,344,516	1,155,339
Accumulated depreciation, depletion and amortization	(359,678)	(244,590)
Net property and equipment	$984,838	$910,749

The costs not subject to amortization include

•	values assigned to unproved reserves acquired,
•	exploration costs such as drilling costs for projects awaiting approved development plans or the determination of whether or not proved reserves can be assigned, and
•	other seismic and geological and geophysical costs.

These costs are transferred to the amortization base when it is determined whether or not proved reserves can be assigned to such properties.  This analysis is dependent upon well performance, results of infield drilling, approval of development plans, drilling results and development of identified projects and periodic assessment of reserves.  We expect acquisition costs and exploration costs excluded from amortization to be transferred to the amortization base over the next three years due to a combination of well performance and results of infield drilling relating to currently producing assets and the drilling and development of identified projects, such as the Rochelle field.  Because of the nature of offshore oil and gas activities, development activities, including sanctioning and regulatory approvals, may take a significant amount of time to implement.  Even though our expectation is that most costs not subject to amortization are to be transferred to the amortization base over the next three years, it is not uncommon for the cycle times to be longer.  We have one U.K. field, Columbus, where costs have been excluded from amortization for greater than five years; however, we continue to work on the development planning for the field.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

The following is a summary of our oil and gas properties not subject to amortization as of December 31, 2013:

Costs Incurred in the Year Ended December 31,
	2013	2012	2011	Prior to 2011	Total

Acquisition costs	$—	$46,819	$45,975	$5,221	$98,015
Exploration costs	31,672	55,037	41,689	44,232	172,630
Capitalized interest	13,789	10,395	254	-	24,438
Total oil and gas properties not
subject to amortization	$45,461	$112,251	$87,918	$49,453	$295,083

During 2013,  2012 and 2011, we capitalized $6.8 million, $11.7 million and $7.7 million, respectively, in certain directly related employee costs.  During 2013,  2012 and 2011, we capitalized $21 million, $24.2 million and $10.1 million, respectively, in interest.

Business Combination

On May 31, 2012, we closed the Alba Acquisition, which consisted of an additional 23.43% interest in the Alba field.  This increased our total working interest in the Alba field to 25.68%.  The Alba Acquisition was closed for aggregate cash consideration of approximately $229.6 million.

Note 6 –  Goodwill

In connection with several business acquisitions, we recorded goodwill for the excess of the purchase price over the value assigned to individual assets acquired and liabilities assumed.  Changes to goodwill for the year ended December 31, 2013 and 2012 were related to the Alba Acquisition as follows:

	December 31,
	2013	2012
Balance at beginning of year	$262,764	$211,886
Purchase price adjustment	(3,526)	50,878
Balance at end of year	$259,238	$262,764

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Note 7 – Other Assets

Other long-term assets consisted of the following at December 31:

	2013	2012
Debt issuance costs	$337	$5,399
Deferred issuance costs related to reimbursement agreements	—	11,290
Other	6,311	1,932
	$6,648	$18,621

Debt issuance costs and deferred issuance costs related to reimbursement agreements are amortized over the life of the related obligation.  See Note 10 for additional discussion.

Note 8 – Accrued Expenses and Other Current Liabilities

We had the following accrued expenses and other current liabilities outstanding:

	December 31,
	2013	2012
Foreign taxes payable	$2,875	$18,989
Accrued interest	3,949	—
Accrued compensation	422	797
Current portion of asset retirement obligations	48,795	36,144
Other	1,759	5,105
	$57,800	$61,035

Note 9 – Deferred Revenue

For certain of our U.K. fields, we sell production on a monthly basis; however, the production remains in the field’s storage tanks.  The inventory associated with these sales remains on our balance sheet and the revenue is deferred until the production is shipped out of our storage tanks.

In February and September 2013, we entered into forward sale agreements with one of our established purchasers for payments of approximately $22.5 million each.  This effectively hedged a portion of production from our U.K. North Sea assets by locking in pricing for in excess of 200,000 barrels of oil each, over a six month delivery period.  Payment for these agreements was received in March and September 2013.  The February forward sale commitment was fulfilled in June 2013 and the September forward sale commitment is expect to

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

be fulfilled by the end of the first quarter of 2014.  The forward sale liabilities are included in deferred revenue until the purchaser takes possession of the inventory from the field’s storage tanks.

Note 10 – Debt Obligations

Our debt consisted of the following at December 31:

	2013	2012
Revolving credit facility, 13% fixed rate, due 2014	$115,163	$115,163
Convertible bonds, 11.5% until March 31, 2014 and 7.5% thereafter, due 2016	78,437	70,029
	193,600	185,192
Less: debt discount, net of premium	(1,572)	(2,099)
Less: current maturities	-	(15,713)
Long-term debt	$192,028	$167,380

Principal maturities of debt at December 31, 2013 are as follows:

2014	(balance repaid in full with proceeds from the Term Loan Facility)	$115,163
2015		—
2016		78,437
2017		—
2018		—
Thereafter		—

Revolving Credit Facility

On April 12, 2012, we entered into a $100 million Revolving Credit Facility, with Cyan, as administrative agent, and borrowed $40 million, subsequently increased to $115 million.

On January 24, 2014, we repaid the balance outstanding under the Revolving Credit Facility with proceeds from the Term Loan Facility.  Following the repayment, the Revolving Credit Facility was terminated and all of the liens on the collateral securing our obligations were released.  For additional discussion of the Term Loan Facility, see Note 23 “Subsequent Events.”

Senior Term Loan

In August 2010, we entered into a credit agreement with Cyan Partners, LP (“Cyan”), as administrative agent, and various lenders for the Senior Term Loan, in the aggregate amount of $150 million, which was subsequently increased to $235 million.  We paid $25.4 million in financing costs related to the issuance of the Senior Term Loan.  In May 2012, we repaid all amounts outstanding under Senior Term Loan.  This repayment included a prepayment fee of

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

approximately $7 million.  Following the repayment the Senior Term Loan was terminated and all of the liens on the collateral securing our obligations were released.

11.5% Convertible Bonds

In January 2008, we issued 11.5% convertible bonds (the “11.5% Convertible Bonds”) for gross proceeds of $40 million pursuant to a private offering to a sophisticated investor in Norway.  The net proceeds from the issuance of the 11.5% Convertible Bonds were used to repay a portion of our outstanding indebtedness.  The 11.5% Convertible Bonds currently bear interest at a rate of 11.5% per annum and 7.5% per annum on and after March 31, 2014.  Interest is compounded quarterly and added to the outstanding principal balance each quarter.  The bonds have a maturity date of January 24, 2016.

The bonds are convertible into shares of our common stock at a conversion price of $16.52 per $1,000 of principal, which represents a conversion rate of approximately 61 shares of our common stock per $1,000 of principal.  The conversion price will be adjusted in accordance with the terms of the bonds upon occurrence of certain events, including payment of common stock dividends, common stock splits or issuance of common stock at a price below the then current market price. The holders of the 11.5% Convertible Bonds may exercise a put right, and the occurrence of the conversion price reset if such put right is not exercised, on January 24, 2016.

If we undergo a “change of control” as defined, the holders of the bonds have the right, subject to certain conditions, to redeem the bonds and accrued interest.  The bonds may become immediately due upon the occurrence of certain events of default, as defined.

Two derivatives are associated with the conversion and change in control features of the 11.5% Convertible Bonds.  At December 31, 2013, the combined fair market value of these derivatives is $5.7 million, reflecting a $1.3 million increase during 2013 that was recorded in unrealized gains (losses) on derivatives.

Fair Value

The fair value of our outstanding debt obligations was $189.3 million and $189.7 million at 2013 and 2012, respectively.  The fair values of long-term debt were determined based upon discounted cash flows,  which results in a Level 3 fair-value measurement..

Note 11 – Income Taxes

The income (loss) before income taxes and the components of the income tax expense (benefit) recognized on the Consolidated Statement of Operations are as follows:

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

(Amounts in thousands)	U.K.	Other	Total
Year Ended December 31, 2013:
Net income (loss) before taxes	$(35,273)	$(9,173)	$(44,446)
Current PRT tax expense (benefit)	20,667	-	20,667
Deferred PRT tax expense (benefit)	(13,978)	-	(13,978)
Current tax expense	-	30	30
Deferred tax benefit	(277)	-	(277)
Total tax expense	6,412	30	6,442
Net income (loss) after taxes	$(41,685)	$(9,203)	$(50,888)
Year Ended December 31, 2012:
Net income (loss) before taxes	$(22,959)	$2,344	$(20,615)
Current PRT tax expense (benefit)	31,796	-	31,796
Deferred PRT tax expense (benefit)	(14,823)	-	(14,823)
Current tax (benefit) expense	-	26	26
Deferred tax benefit	(4,361)	-	(4,361)
Deferred tax expense related
to U.K. tax rate change	8,587	-	8,587
Total tax expense	21,199	26	21,225
Net income (loss) after taxes	$(44,158)	$2,318	$(41,840)
Year Ended December 31, 2011:
Net income (loss) before taxes	$(9,805)	$5,283	$(4,522)
Current PRT tax expense (benefit)	5,926	-	5,926
Deferred PRT tax expense (benefit)	(373)	-	(373)
Current tax (benefit) expense	-	16	16
Deferred tax (benefit) expense	(3,935)	-	(3,935)
Deferred tax expense related
to U.K. tax rate change	25,424	-	25,424
Total tax (benefit) expense	27,042	16	27,058
Net income (loss) after taxes	$(36,847)	$5,267	$(31,580)

Effective Tax Rate Reconciliation

The following table presents the principal reasons for the difference between our effective tax rates and The Netherlands statutory income tax rate of 20.0% in 2013 and 25.5% for previous years.  The reason for the rate change in 2013 is that the first €200,000 of taxable income is subject to a tax rate of 20%.  The company does not expect to have taxable income in the future exceeding this threshold, it is appropriate that the 20% rate applies.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

	Year Ended December 31,
	2013	2012	2011
The Netherlands tax expense (benefit) at statutory
rate of 20% for 2013 and 25.5% for 2012 and 2011	$(8,889)	$(5,257)	$(1,153)
Taxation of foreign operations	13,611	15,945	1,038
Change in valuation	17	15	22
U.K. Tax increase from tax law change	-	8,587	25,424
Non deductible expenses	1,703	1,935	1,727
Total Income Tax Expense (Benefit)	$6,442	$21,225	$27,058
Effective Income Tax Rate	-14%	-103%	-598%

During 2013, 2012 and 2011, we incurred taxes primarily related to our operations in the U.K.  In 2013, 2012 and 2011, we had losses before taxes of $44.4 million, $20.6 million and $4.5 million.

Deferred Tax Assets and Liabilities

Deferred income taxes result from the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities reflected on the financial statements and the amounts recognized for income tax purposes.  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows at December 31:

	2013	2012
Deferred tax asset:
Deferred compensation	$242	$357
Asset retirement obligation	84,941	87,787
Net operating loss and capital loss carryforward	337,306	271,452
Embedded derivative	771	767
Inventory / other	2,185	8,089
Total deferred tax assets	425,445	368,452
Less valuation allowance	(364)	(198)
Total deferred tax assets after valuation allowance	425,081	368,254

Deferred tax liability:
Property, plant and equipment	(526,274)	(478,720)
Petroleum revenue tax, net of tax benefit	(17,967)	(22,703)
Debt discount	(471)	(630)
Total deferred tax liabilities	(544,712)	(502,053)
Net deferred tax liability	$(119,631)	$(133,799)

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Tax Attributes

At December 31, 2013, we had the following tax attributes available to reduce future income taxes:

		As of December 31,
		2013		2012
	Types of Tax Attributes	Years of Expiration	Carry-forward Amount	Years of Expiration	Carry-forward Amount
U.K.
Corporate tax	NOL	Indefinite	$638,466	Indefinite	$500,789
Supplemental Corporate tax	NOL	Indefinite	455,318	Indefinite	378,602

As of December 31, 2013, the U.K. tax attributes shown above have been recognized for financial statement reporting purposes to reduce deferred tax liability.

Uncertain Tax Positions

At December 31, 2013, we have an unrecognized tax benefit of $6.82 million relating to various U.K. tax matters.  Any interest and penalties that may be incurred as part of this benefit would be recognized as a component of interest expense and other expense, respectively.  As of December 31, 2012, no interest or penalty expense had been incurred.

The following represents a reconciliation of the change in our unrecognized tax benefits, included in “Deferred Taxes” on the balance sheet, for the year ended December 31, 2013.

	Year Ended
	December 31,
	2013	2012	2011
Balance at the beginning of the year	$6,820	$-	$-
Increase in unrecognized tax benefits from current period tax position	-	6,820	-
Balance at the end of the year	$6,820	$6,820	$-

As of December 31, 2013, we believe that no current tax positions that have resulted in unrecognized tax benefits will significantly increase or decrease within the next year.  If recognized, a $1 million deferred tax benefit would have resulted to impact our effective tax rate.

The following tax years remain subject to examination:

Tax Jurisdiction
U.K.	2012-2013
All Others	2011-2013

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Foreign Earnings and Credits

As of December 31, 2013, we had de minimus unremitted earnings in our foreign subsidiaries.

Note 12 – Other Liabilities

Other liabilities included the following:

	December 31,
	2013	2012
Asset retirement obligations	$121,087	$139,431
Other	6,145	4,667
Total Other Liabilities	$127,232	$144,098

Our asset retirement obligations relate to obligation of the plugging and abandonment of oil and gas properties.  The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.  The following table provides a rollforward of the asset retirement obligations for the year ended December 31, 2013 and 2012:

	Year Ended
	December 31,
	2013	2012
Carrying amount of asset retirement obligations, as of beginning of period	$175,575	$46,972
Increase/(decrease) due to revised estimates	(10,323)	102,272
Accretion expense (included in DD&A expense)	23,711	7,502
Impact of foreign currency exchange rate changes	3,205	3,019
Payment of asset retirement obligations	(27,634)	(8,521)
Liabilities incurred and assumed	5,349	24,331
Carrying amount of asset retirement obligations, as of end of year	169,882	175,575

Less: current portion of asset retirement obligations	(48,795)	(36,144)
Long-term asset retirement obligations	$121,087	$139,431

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Note 13 – Monetary Production Payment

Our monetary production payment liability, net of repayments, consisted of the following at December 31, 2013:

	Year Ended
	December 31,
	2013	2012

Monetary production payment	$166,667	$-

Less: current portion	74,167	-

Long-term monetary production payment	$92,500	$-

During 2013, we entered into various monetary production payment arrangements (collectively  , the “Monetary Production Payments”) covering the proceeds of sale from a portion of entitlement to production from its interests in the certain fields located in the U.K. sector of the North Sea.  Pursuant to the Monetary Production Payments, our obligations will cease upon the earlier of the repayment of amounts outstanding or production from the applicable licences permanently ceasing.  We issued the Monetary Production Payments in the following manner:

•	In March through May 2013, a total of $125 million, with an implied cost of 10.0%, associated with production from our interests in the Alba and Bacchus fields.
•	In August 2013, $25 million, with an implied cost of 8.75%, associated with production from our interests in the Alba and Bacchus fields.
•	In December 2013, $25 million, with an implied cost of 9.75%, associated with production from our interests in the Rochelle field.

Our obligations under the Monetary Production Payments are secured by first priority liens over our interests in the applicable license and related joint operating agreements and sales proceeds accounts.  Our obligations are also secured by second priority liens over certain of our other licenses, joint operating agreements and assets.  The second priority liens are subordinated to the security granted to the holders of our revolving credit facility dated April 12, 2012 pursuant to an intercreditor agreement.

Principal and interest payments are payable within 20 days after the end of each calendar quarter.  In January 2014, we made a principal payment of $5.0 million and payments for the next three quarters are expected to be $5.8 million each.  In January and April 2015, the principal payments will be $51.7 million each.  The final three payments range from $10 million to $18 million, with the final payment to be made in January 2016.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

In connection with the initial Monetary Production Payment, we issued warrants to purchase a total of 3,440,000 shares of our common stock at an exercise price of $3.014 per share, expiring on April 30, 2018, and warrants to purchase a total of 560,000 shares of our common stock at an exercise price of $3.685 per share, expiring on May 21, 2018.  We have incurred $26.6 million in costs related to the issuance of the Monetary Production Payments, including $7.6 million related to the fair market value of the warrants issued.

Both warrant agreements are subject to customary anti-dilution provisions and include a cashless exercise provision entitling the investors to surrender a portion of the underlying common stock that has a value equal to the aggregate exercise price in lieu of paying cash upon exercise of a warrant.

Note 14 –  Equity

Common Stock

The Common Stock is Euro 100 par value common stock, 900 shares authorized.

Note 15 – Stock-Based Compensation Arrangements

EIC grants restricted stock, stock options and performance-based share awards to our employees and directors as incentive compensation.  This stock-based compensation generally vests over three years and EIC bills us for its cost of the awards over the vesting schedule.  The vesting of these shares and options is dependent upon the continued service of the grantees with Endeavour.  Upon the occurrence of a change in control, each outstanding share of restricted stock and stock option will immediately vest.

Stock-based compensation is recorded in G&A expenses or capitalized G&A as follows:

	Year Ended
	December 31,
	2013	2012	2011
G&A Expenses	$64	$229	$215
Capitalized G&A	65	347	192
Total non-cash stock-based compensation	$129	$576	$407

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Note 16 – Amounts due to/from Affiliates

Our amounts due (to) from affiliates consisted of the following at December 31:

	2013	2012
Assets:
Current receivables due from affiliates	$45,990	$71,964
Note receivables due from affiliates	-	-
	$45,990	$71,964

Liabilities:
Current payables due to affiliates	$20,171	$36,726
Note payables due to affiliates	500,000	599,000
	$520,171	$635,726

Current Receivables (Payables) due from (to) Affiliates

We record current receivables from and payables to our affiliates in the ordinary course of business. The amounts payable to and receivable from our affiliates do not bear interest and have no set maturity date.

Notes Receivable due from Affiliates

On January 1, 2010, we executed an unsecured revolving loan facility (the “EOC Note Receivable”) with a group undertaking, Endeavour Operating Corporation (“EOC”), the parent company of Endeavour International Holding BV, as borrower.  The EOC Note Receivable of $100 million was repaid in full during 2012.

Notes Payable due to Affiliates

We have a $250 million unsecured Revolving Loan Facility Agreement with EOC, which matures on December 31, 2013.  We may borrow up to the maximum principal amount of the facility, at the discretion of EOC.  Subject to EOC’s approval, we may repay the loan at any time prior to its maturity.  At December 31, 2012, the company owed $99 million to EOC pursuant to this loan.    In 2013 the parent contributed as capital the $99 million dollar balance in full to the company.

On May 31, 2012, we entered into a $550 million unsecured Revolving Intercompany Loan Agreement with EOC (“EOC Intercompany Loan”) in conjunction with the repayment of the Senior Term Loan and the closing of the Alba field portion of the COP Acquisition.  We may borrow up to the maximum principal amount of the facility, at the discretion of EOC. At

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

December 31, 2013 and 2012, we had $500 million outstanding under the facility.  We may drawdown one or more advances, subject to approval by EOC, and may repay any advance, in whole or in part, at any time prior to its maturity, December 31, 2017.  Interest will be paid semi-annually at a rate consistent with EIC’s weighted average cost of funds, as determined by EOC.  This rate is determined on each semi-annual interest payment date.  As of December 31, 2013, the interest rate was 12% per annum.

Note 17 – Supplementary Cash Flow Disclosures

Cash paid for interest and income taxes was as follows:

	Year Ended December 31,
	2013	2012	2011
Interest paid	$21,036	$29,805	$23,805
Income taxes paid	$57,132	$426	$9,427

Non-Cash Investing and Financing Transactions

In 2013,  2012 and 2011, we recorded $8.4 million,  $8.2 million and $11.9 million, respectively, in non-cash interest expense that was added to the principal balance of the 11.5% Convertible Bonds and the Senior Term Loan.

Note 18 – Financial Instruments

	December 31, 2013		December 31, 2012
	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets:
Derivative instruments	$-	$-	$-	$-

Liabilities:
Debt	189,314	192,028	189,696	183,093
Derivative instruments	5,710	5,710	4,370	4,370

The carrying amounts reflected in the consolidated balance sheets for cash and equivalents, short-term receivables and short-term payables approximate their fair value due to the short maturity of the instruments.  The fair values of commodity derivative instruments were determined based upon quotes obtained from brokers.  The fair values of long-term debt were determined based upon discounted cash flows.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Note 19 – Fair Value Measurements

We measure the fair value of financial assets and liabilities on a recurring basis, defining fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value is based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations.  This includes not only the credit standing of counterparties involved and the impact of credit enhancements but also the impact of our own nonperformance risk on our liabilities.  Fair value measurements are classified and disclosed in one of the following categories:

Level  1:Fair value is based on actively-quoted market prices, if available.

Level  2:In the absence of actively-quoted market prices, we seek price information from external sources, including broker quotes and industry publications.  Substantially all of these inputs are observable in the marketplace during the entire term of the instrument, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

Level  3:If valuations require inputs that are both significant to the fair value measurement and less observable from objective sources, we must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect our market assumptions.

We apply fair value measurements to certain assets and liabilities including commodity derivative instruments and embedded derivatives relating to conversion and change in control features in certain of our debt instruments.  We seek to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

	Quoted Market Prices	Significant Other	Significant
	in Active Markets -	Observable Inputs -	Unobservable Inputs -	Total
	Level 1	Level 2	Level 3	Fair Value
As of December 31, 2013:
Embedded derivatives	$-	$-	$(5,710)	$(5,710)

Total derivative liabilities	$-	$-	$(5,710)	$(5,710)
As of December 31, 2012:
Oil and gas derivative contracts:
Oil and gas puts	$-	$-	$-	-
Embedded derivatives	-	-	(4,370)	(4,370)
Total derivative liabilities	$-	$-	$(4,370)	$(4,370)

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Our commodity derivative contracts were measured using models that consider various inputs including current market and contractual prices for the underlying instruments, quoted forward prices for natural gas and crude oil, volatility factors and interest rates, such as a LIBOR curve for a similar length of time as the derivative contract term.  The inputs for the fair value models for our oil puts were all observable market data and these instruments have been classified as Level 2.  Although we utilized the same option pricing models to assess the the fair values of our gas puts, an active futures market does not exist for our U.K. gas derivatives.  We based the inputs to the option models for our U.K. gas derivatives on observable market data in other markets to verify the reasonableness of the counterparty quotes.  These U.K. gas derivatives are classified as Level 3.

We use a derivative valuation model to derive the value of our embedded derivative features.  Key inputs into this valuation model are our current stock price, risk-free interest rates, the stock volatility and our implied credit spread. The first three aforementioned inputs are based on observable market data and are considered Level 2 inputs while the last two aforementioned inputs are unobservable and thus require management’s judgment and are considered Level 3 inputs.  A 5% decrease or increase in the stock volatility has an inverse effect to the change in the liability and would result in an approximately $.6 million decrease or increase, respectively.

The following is a reconciliation of changes in fair value of net derivative assets and liabilities classified as Level 3:

	Year Ended
	December 31,
	2013	2012
Balance at beginning of period	$(4,370)	$(13,531)
Total gains or losses (realized/unrealized)
Included in earnings	(1,340)	9,161
Balance at end of period	$(5,710)	$(4,370)

Changes in unrealized gains (losses) relating to derivatives assets and liabilities
still held at the end of the period	$(1,340)	$9,370

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are reported at fair value on a nonrecurring basis in our consolidated balance sheets.  The following methods and assumptions were used to estimate the fair values:

Goodwill - Goodwill is tested annually at year end for impairment.  The first step of that process is to compare the fair value of the reporting unit to which goodwill has been assigned to the carrying amount of the associated net assets and goodwill.  Significant Level 3 inputs may be used in the determination of the fair value of the reporting unit, including present values of expected cash flows from operations.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

When we are required to measure fair value, and there is not a market observable price for the asset or liability, or a market observable price for a similar asset or liability, we generally utilize an income valuation approach.  This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk adjusted discount rate.  Such evaluations involve a significant amount of judgment since the results are based on expected future events or conditions, such as sales prices; estimates of future oil and gas production; development and operating costs and the timing thereof; economic and regulatory climates and other factors.  Our estimates of future net cash flows are inherently imprecise because they reflect management’s expectation of future conditions that are often outside of management’s control.  However, assumptions used reflect a market participant’s view of long-term prices, costs and other factors, and are consistent with assumptions used in our business plans and investment decisions.

Note 20 – Derivative Instruments

We had oil and gas commodity derivatives and embedded derivatives related to debt instruments at December 31, 2013 and 2012.  The fair market value of these derivative instruments is included in our balance sheet as follows:

	December 31,
	2013	2012
Derivatives not designated as hedges:
Embedded derivatives related to debt and equity instruments:
Other liabilities - long-term	$(5,710)	$(4,370)

The effect of the derivatives not designated as hedges on our results of operations was as follows:

	Year Ended December 31,
	2013	2012	2011
Derivatives not designated as hedges:
Oil and gas commodity derivatives:
Unrealized gains (losses)	$-	$(3,524)	$(3,050)

Embedded derivatives related to debt and equity instruments:
Unrealized gains (losses)	$(1,340)	$9,370	$14,070

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Note 21 – Commitments and Contingencies

General

The oil and gas industry is subject to regulation by federal, state and local authorities.  In particular, oil and gas production operations and economics are affected by environmental protection statutes, tax statutes and other laws and regulations relating to the petroleum industry.  We believe we are in compliance with all federal, state and local laws and regulations applicable to EIHBV and its properties and operations, the violation of which would have a material adverse effect on us or our financial condition.

Commitments Related to Asset Retirement Obligations

We have several agreements related to abandonment liabilities for certain of our U.K. oil and gas properties.  Under these agreements, unaffiliated third parties pledged cash to secure letters of credit covering certain of our abandonment liabilities and we agreed to reimburse the pledged cash in the event that the letters of credit are drawn and pledged cash is utilized to satisfy the commitment.  We have no cash collateral associated with these agreements and the commitments under the agreements are not recorded as liabilities.  The associated abandonment obligations are recorded in other long-term liabilities as part of our asset retirement obligations.  Fees and expenses related to these agreements are included in “Letter of credit fees” in other expenses on our consolidated statement of operations.

Decommissioning Security Agreements

Procurement Agreement

On January 9, 2013, we entered into a LOC Procurement agreement (the “Procurement Agreement”) with an unaffiliated third party entity, which matures on July 9, 2014.  The Procurement Agreement was entered into in connection with the unaffiliated third party’s entry into a credit support arrangement with a providing bank.  Pursuant to this credit support arrangement, the third party pledged cash, contributed by one of our shareholders, to secure letters of credit in the amount of $33.0 million.  The letters of credit secure decommissioning obligations in connection with certain of our U.K. license agreements.

Under the Procurement Agreement, we agreed:

•	to reimburse the third party in the event that the letters of credit are drawn and the pledged cash must be paid to the letter of credit provider;
•

pay a quarterly fee computed at a rate of 9% per year on the outstanding amount of each letter of credit, along with an initial fee equal to 1% on the initial outstanding amount of each letter of credit;

•	pay a fee of 2% on the outstanding amount of each letter of credit upon termination; and
•	pay a fee of 0.65% per year on the aggregate balance of any outstanding letters of credit.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

The Procurement Agreement contains customary representations, warranties and non-financial covenants.  We also issued warrants to purchase a total of 1,000,000 shares of our common stock at an exercise price of $7.31 per share to the investor.  The warrants expire on January 9, 2018 and are subject to customary anti-dilution provisions.

Concurrent with our entry into the LOC Procurement Agreement, we terminated the IVRRH Reimbursement Agreement dated May 23, 2012, which secured letters of credit.  Upon termination of the IVRRH Reimbursement Agreement, we paid all outstanding and accrued fees totaling approximately $3.8 million.

Concurrent our entry into the Combined Procurement Agreement on January 24, 2014, the LOC Procurement Agreement was terminated, and we paid all outstanding and accrued fees totaling approximately $0.2 million.  Additional discussion of the Combined Procurement Agreement and the LOC Procurement Agreement termination can be found in Note 23 “Subsequent Events.”

Reimbursement Agreements

During the second quarter of 2012, we entered into two reimbursement agreements related to abandonment liabilities for certain of our U.K. oil and gas properties.  Under these agreements, unaffiliated third parties pledged cash to secure letters of credit covering certain of our abandonment liabilities and we agreed to reimburse the pledged cash in the event that the letters of credit are drawn and pledged cash is utilized to satisfy the commitment.  We have no cash collateral associated with the reimbursement agreements and the commitments under the reimbursement agreements are not recorded as liabilities.  The associated abandonment obligations are recorded in other long-term liabilities as part of our asset retirement obligations.  Fees and expenses related to the reimbursement agreements are included in other expenses on our condensed consolidated statement of operations.

The first reimbursement agreement, covered approximately $33 million and was related to our decommissioning obligations at the IVRRH, Renee and Rubie (collectively “IVRRH”) fields where we are currently paying certain asset retirement costs.  In connection with this reimbursement agreement, we issued warrants to purchase two million shares of our common stock, with an exercise price of $10.50 per share, to the investors.  With the execution of the Procurement Agreement, on January 10, 2013, we terminated the IVRRH Reimbursement Agreement and paid all outstanding and accrued fees totaling approximately $3.8 million.

The second reimbursement agreement covers approximately $120 million related to our decommissioning obligations for the Alba field (the “Alba Reimbursement Agreement) and matures on June 30, 2014.  We pay a fee of 13% per year, payable quarterly, computed based on the outstanding amount of each letter of credit.  Our obligations under the Alba Reimbursement Agreement are secured on a pari passu basis with our obligations under the Revolving Credit Facility by a first lien on substantially all of our assets.  As of December 31, 2013, we do not expect to begin decommissioning activities for the Alba field for many years.  The timing of

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

decommissioning activities will be determined by the ultimate performance and life of the reservoir, which is note expected to occur until 2029 or later.

With the execution of the Combined Procurement Agreement, on January 24, 2014, we terminated the Alba Reimbursement and paid all outstanding and accrued fees totaling approximately $122 million.  Additional discussion of the Combined Procurement Agreement and the termination of the Alba Reimbursement Agreement can be found in Note 23 “Subsequent Events.”

Operating Leases

At December 31, 2013, we have leases for office space and equipment with lease payments as follows:

2014	$1,032
2015	1,044
2016	758
2017	-
Thereafter	-

Note 22 – Segment and Geographic Information

We have determined we have one reportable operating segment being the acquisition, exploration and development of oil and gas properties.  Our operations are conducted in geographic areas as follows:

	2013		2012		2011
	Revenue	Long-lived Assets	Revenue	Long-lived Assets	Revenue	Long-lived Assets
United Kingdom	$329,296	$1,247,248	$207,181	$1,189,870	$41,754	$650,943
Other	-	3,476	-	2,264	-	1,287

Total	$329,296	$1,250,724	$207,181	$1,192,134	$41,754	$652,230

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Note 23– Subsequent Events

Term Loan Facility

On January 24, 2014, we entered into a credit agreement for a $255 million senior secured first lien term loan facility (“Term Loan Facility”) whereby the lenders advanced $125 million and the Combined Procurement Agreement, discussed below.  The proceeds of the credit agreement were used to repay the outstanding amounts under our Revolving Credit Facility.  The repayment included a prepayment fee and accrued interest of approximately $2.0 million.  Subsequent to the repayment, the Revolving Credit Facility was terminated and all of the liens on our collateral obligations were released.  For additional discussion of the Revolving Credit Facility, see Note 10 “Debt Obligations.”

The Term Loan Facility bears quarterly interest of LIBOR plus 7.00% annually (provided LIBOR equals at least 1.25% annually) and will mature on the earlier of (a) November 30, 2017 and (b) the date 91 days prior to the maturity of the company’s 5.5% convertible senior notes due 2016 and 11.5% convertible notes due 2016, provided the notes have not been converted, cancelled, extinguished, extended or refinanced  prior to that date with a maturity date prior to March 1, 2018.

Borrowings under the Term Loan Facility are unconditionally guaranteed by us and each of our current and future restricted subsidiaries. The credit agreement contains covenants and provisions with respect to events of default that are substantially similar to the covenants in the indentures governing our 2018 Notes including, but not limited to, restrictions on our ability to: (i) pay distributions or repurchase or redeem the our capital stock or subordinated debt; (ii) make certain investments; (iii) incur additional indebtedness (iv) create or incur certain liens; (v) sell assets; (vi) consolidate, merge or transfer all or substantially all of our assets; (vii) enter into agreements that restrict distributions from our restricted subsidiaries to the Company; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries.  In addition, the Term Loan Facility contains various financial and technical covenants, including:

•	a minimum interest coverage ratio of 1.50:1.0;
•	a maximum leverage ratio of 5.0:1.0; and
•	a minimum asset coverage ratio of 2.0:1.0.

Entry into Procurement Agreement

On January 24, 2014, we also entered into a letter of credit procurement agreement (the “Combined Procurement Agreement”) with an unaffiliated third party (Payee), where we agreed to reimburse the Payee for any expense incurred by it in connection with the posting of cash collateral to secure letters of credit issued for our account in the amount of approximately £78 million (approximately $130 million as of January 24, 2014).  The letters of credit secure

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

decommissioning obligations in connection with certain of our U.K. licences and have been outstanding and unchanged since 2006.  The Combined Procurement Agreement was entered into to replace the Alba Reimbursement Agreement and the LOC Procurement Agreement.

Due to a change in the U.K. tax treatment for decommissioning, we have amended our Decommissioning Securities Agreement for the Alba field.  The new tax law, which allows companies to treat decommissioning on an after-tax basis (including PRT), enables us to reduce our current letter of credit amount on the Alba field from $120 million to approximately $55 million.

Under the Combined Procurement Agreement, we agreed to pay a quarterly fee computed at a rate of LIBOR plus 7.00% per year (provided that LIBOR shall equal at least 1.25% per year) on aggregate balance of posted cash collateral.

Similar to the Term Loan Facility, posted cash collateral under the Combined Procurement Agreement was issued with an original issue discount of 98.5% and matures on the earlier of (a) November 30, 2017 and (b) the date 91 days prior to the maturity of the Company’s 5.5% convertible senior notes due 2016 and 11.5% convertible notes due 2016, if such notes have not been converted, cancelled, extinguished, extended or refinanced in full prior to such date, with a resulting maturity date not earlier than March 1, 2018.  The Combined Procurement Agreement contains customary representations, warranties and non-financial covenants.  We and each of our current and future restricted subsidiaries have unconditionally guaranteed EEUK’s obligations under the Combined Procurement Agreement.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Note 24 - Supplemental Oil and Gas Disclosures (Unaudited)

Capitalized Costs Relating to Oil and Gas Producing Activities
	2013	2012
Proved	$1,043,927	$876,536
Unproved	295,083	273,298
Total capitalized costs	1,339,010	1,149,834
Accumulated depreciation, depletion and amortization	(355,366)	(241,338)
Net capitalized costs	$983,644	$908,496

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities
	Year Ended December 31
	2013	2012	2011
Acquisition costs:
Proved	$-	$143,004	$2,595
Unproved	2,323	46,878	46,107
Exploration costs	39,202	46,730	51,820
Development costs	146,685	302,038	79,898
Total costs incurred	$188,210	$538,650	$180,420

Results of Operations for Oil and Gas Producing Activities
	Year ended December 31
	2013	2012	2011
Revenues	$329,296	$207,181	$41,754
Production expenses	98,045	51,568	8,622
DD&A	137,739	56,813	14,312
Impairment of oil and gas properties	-	-	-
Income tax expense (benefit)	57,977	61,256	11,104
Results of activities	$35,535	$37,544	$7,716

Oil and Gas Reserves

Proved reserves are estimated quantities of oil, gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.  The reserve volumes presented are estimates only

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

and should not be construed as being exact quantities.  These reserves may or may not be recovered and may increase or decrease as a result of our future operations and changes in economic conditions.  Our oil and gas reserves were audited by independent reserve engineers at December 31, 2013,  2012 and 2011.  Total proved reserves decreased from 23.22 MMBOE at December 31, 2012 to 21.57 MMBOE at December 31, 2013, primarily due to production sold during the year.

	2013	2012	2011
Proved Oil Reserves (MBbls):
Proved reserves at January 1, 2013	13,733	4,060	3,664
Production	(3,017)	(1,994)	(373)
Purchases of reserves	-	11,071	303
Extensions and discoveries	-	1,992	-
Revisions of previous estimates	1,624	(1,396)	466
Proved reserves at December 31, 2013	12,340	13,733	4,060
Proved Developed Oil Reserves (MBbls)	5,659	5,261	1,270

	2013	2012	2011
Proved Gas Reserves (MMcf):
Proved reserves at January 1, 2013	56,901	50,723	56,177
Production	(1,194)	(91)	(94)
Purchases of reserves	-	1,409	90
Sales of reserves in place	-	-	-
Extensions and discoveries	-	473	-
Revisions of previous estimates	(309)	4,387	(5,450)
Proved reserves at December 31, 2013	55,398	56,901	50,723
Proved Developed Gas Reserves (MMcf)	18,384	3,147	795

	2013	2012	2011
Proved Reserves (MBOE):
Proved reserves at January 1, 2013	23,217	12,514	13,027
Production	(3,216)	(2,009)	(389)
Extensions and discoveries	-	2,071	-
Purchase of proved reserves, in place	-	11,306	318
Sales of reserves	-	-	-
Revisions of previous estimates	1,572	(665)	(442)
Proved reserves at December 31, 2013	21,573	23,217	12,514
Proved Developed Reserves (MBOE)	8,723	5,785	1,402

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows and future production and development costs are determined by applying average 12-month pricing.  Oil, gas and condensate prices are escalated only for fixed and determinable amounts under provisions in some contracts.  Estimated future income taxes are computed using current statutory income tax rates where production occurs.  The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

At December 31, 2013 and 2012, the prices used to determine the estimates of future cash inflows were as follows:

	December 31,
	2013		2012
	Oil	Gas	Oil	Gas
	($ per barrel)	($ per Mcf)	($ per barrel)	($ per Mcf)

United Kingdom	104.45	10.38	111.13	9.34

Estimated future cash inflows are reduced by estimated future development, production, abandonment and dismantlement costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense.  Income tax expense, both U.S. and foreign, is calculated by applying the existing statutory tax rates, including any known future changes, to the pretax net cash flows giving effect to any permanent differences and reduced by the applicable tax basis.  The effect of tax credits is considered in determining the income tax expense.

The standardized measure of discounted future net cash flows is not intended to present the fair market value of our oil and gas reserves.  An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, an allowance for return on investment and the risks inherent in reserve estimates.

Standardized Measure of Discounted Future Net Cash Flows
	2013	2012
Future cash inflows	$1,862,137	$2,035,208
Future production costs	(571,347)	(568,414)
Future development costs	(593,958)	(581,277)
Future income tax expense	(133,495)	(277,436)
Future net cash flows (undiscounted)	563,336	608,081
Annual discount of 10% for estimated timing	(43,152)	(122,780)
Standardized measure of future net cash flows	$520,184	$485,301

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands, except per unit data)

Principal Sources of Change in the Standardized Measure of Discounted Future Net Cash Flows
	2013	2012	2011
Standardized measure, beginning of period	$485,301	$215,113	$73,550
Net changes in prices and production costs	(35,774)	7,389	155,630
Future development costs incurred	137,947	164,562	66,156
Net changes in estimated future development costs	(130,609)	(219,581)	13,359
Revisions of previous quantity estimates	83,693	(32,876)	(18,771)
Extensions and discoveries	—	102,386	—
Accretion of discount	76,783	37,613	15,050
Changes in income taxes, net	104,891	(74,778)	(136,157)
Sale of oil and gas produced, net of production costs	(231,251)	(159,450)	(33,083)
Purchased reserves	—	456,810	26,340
Sales of reserves in place	—	—	—
Change in production, timing and other	29,203	(11,887)	53,039
Standardized measure, end of period	$520,184	$485,301	$215,113